Lawrence S. Elbaum	lelbaum@velaw.com
Tel 212.237.0084	Fax 917.849.5379

March 27, 2024

VIA ELECTRONIC MAIL AND EDGAR FILING

Blake Grady, Tina Chalk

Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AmeriServ Financial, Inc.
DEFA14A filed March 8, 2024
File No. 000-11204

Dear Mr. Grady and Ms. Chalk:

Set forth below is the response on behalf of AmeriServ Financial, Inc. (the “Company”) to a comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter on March 12, 2024, with respect to the Company’s soliciting materials filed as “DEFA14A” with the Commission on March 8, 2024, File No. 000-11204.

For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

DEFA14A filed March 8, 2024

General

1.	Communications made in reliance on Rule 14a-12 must identify the participants in the solicitation and describe the participants’ “direct or indirect interests.” Please note that the legend must advise security holders where they can currently obtain such information, which requirement is not satisfied by including a general reference to filings made by the soliciting party. See Rule 14a-12(a)(1)(i) and Question 132.03 of the Compliance and Disclosure Interpretations for Proxy Rules and Schedules 14A/14C. Please provide this information in all future soliciting materials.

Vinson & Elkins LLP Attorneys at Law	The Grace Building, 1114 Avenue of the Americas, 32nd Floor
Austin Dallas Dubai Houston London Los Angeles New York	New York, NY 10036-7708
Richmond San Francisco Tokyo Washington	Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

U.S. Securities and Exchange Commission March 27, 2024 Page 2

RESPONSE:	We acknowledge the Staff’s comment, and we respectfully advise the Staff that the Company intends to comply with Rule 14(a)-12(a)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended, and Question 132.03 of the Compliance and Disclosure Interpretations for Proxy Rules and Schedules 14A/14C in future filings.

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U.S. Securities and Exchange Commission March 27, 2024 Page 3

Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

cc:	C. Patrick Gadson (pgadson@velaw.com)
David W. Swartz (david.swartz@stevenslee.com)